

Mail Stop 7010

February 24, 2009

via U.S. mail and facsimile

Tommy L. McAden, CFO
TOUSA, Inc.
4000 Hollywood Boulevard, Suite 500 North
Hollywood, Florida 33021

> **RE:** **TOUSA, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed August 12, 2008**
> **Form 10-K/A No. 1 for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2008**
> **File No. 1-32322**

Dear Mr. McAden:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, at (202) 551-3738, or me at (202) 551-3355.   For other comments, please contact Errol Sanderson at (202) 551-3746, or in his absence, Pamela Long, Assistant Director, at (202) 551-3760.

Sincerely,

Terence O'Brien
Accounting Branch Chief